Exhibit 15.3

April 8, 2021

No. 9 Baiyun Road

Shangcheng District

Hangzhou, Zhejiang Province

The People’s Republic of China

Dear Sir/Madam:

We hereby consent to the reference of our name under the headings “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure” in Weidai Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which is filed with the Securities and Exchange Commission (the “SEC”) on the date hereof.

We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

/s/ CM Law Firm
CM Law Firm